

December 27, 2010

**VIA US MAIL AND FAX (562) 821-0275**

Mr. Harald Weisshaupt
Chief Executive Officer
AuraSound, Inc.
11839 East Smith Avenue,
Santa Fe Springs, CA 90670

>        **Re:**    **AuraSound, Inc.**
>             **Form 10-K for the fiscal year ended June 30, 2010**
>             **Filed September 28, 2010**
>             **Form 10-Q for the quarter ended September 30, 2010**
>             **File No. 0-51543**

Dear Mr. Weisshaupt:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2010

Note 8 – Warrants, page F-12

1. Tell us how you accounted for the re-pricing of the outstanding warrants at the closing of the GGEC transaction.

Form 10-Q for the Quarter Ended September 30, 2010

Consolidated Balance Sheets, page 1

2. It appears that as a result of the ASI acquisition, inventory and goodwill increased to $10.9 million and $3.9 million respectively. However, per your pro forma presentation in

the Form 8-K/A dated as of July 31, 2010, inventories and goodwill had projected carrying amounts of $3.1 million and $12.1 million respectively. Please reconcile these inconsistencies.

Item 4. Controls and Procedures, page 16

3.  Please state your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report and revise your disclosure as appropriate.

\* \* \* \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director